Yirendai Ltd.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

September 1, 2017

VIA EDGAR

Mr. Michael Volley, Staff Accountant

Mr. Benjamin Phippen, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yirendai Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 24, 2017
File No. 001-37657

Dear Mr. Volley and Mr. Phippen:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 7, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2016 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2016

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs., page 36

1.                                      Please revise future filings to correctly identify your reporting currency as Renminbi.

In response to the Staff’s comment, the Company will revise the risk factor in its future Form 20-F filings in substantially the same form as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Fluctuations in exchange rates could ~~have a material adverse effect on our results of operations~~ result in foreign currency exchange losses and have a material adverse effect on the price of our ADSs.

~~Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entities are RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.~~

The value of the ~~RMB~~Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the ~~RMB~~Renminbi to the U.S. dollar, and the ~~RMB~~Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in ~~RMB~~Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the ~~RMB~~Renminbi and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the ~~RMB~~Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the ~~RMB~~Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

~~There remains significant international pressure on the PRC government to adopt a flexible currency policy.~~ Our operations are conducted through subsidiaries and VIEs located in China where Renminbi is the functional currency. Our reporting currency is Renminbi as well.  Any significant appreciation or depreciation of the ~~RMB~~Renminbi may materially and adversely affect ~~our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars~~our liquidity and cash flows. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering into ~~RMB~~Renminbi to pay our operating expenses, appreciation of the ~~RMB~~Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, ~~a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs~~ if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert ~~RMB~~Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ADSs.”

Item 5. Operating and Financial Review and Prospects, page 83

2.                                      Please revise future filings to discuss the changes in financial position for the periods presented.

In response to the Staff’s comment, the Company will add the disclosure contained in Exhibit I hereto to its future Form 20-F filings in substantially the same form with necessary updates.

3.                                      Please provide us, and revise future filings to disclose, an analysis of the loans outstanding at each period end presented, including but not limited to:

•                  Loan balance outstanding by grade and channel; and

•                  Average maturity by grade and by channel.

Please discuss and analyze any significant changes or trends.

The Company respectfully advises the Staff that as an online consumer finance marketplace, the Company plays the role of an online lending information intermediary service provider that matches borrowers with investors. The Company does not bear default risks of the loans facilitated through its online marketplace, and thus neither the loan balance outstanding at each period end nor the average maturity of such loans is a key parameter that the Company’s management uses to monitor its business.  In the 2016 Form 20-F, the amount of loans facilitated during each period presented was disclosed by grade and channel, and the Company believes such disclosure is sufficient for investors to understand the Company’s business model and risk exposure.

4.                                      Please tell us, and revise future flings to disclose, your average customer acquisition costs for each period presented and discuss and analyze any significant trends.

The Company respectfully advises the Staff that it has observed significant fluctuation of user acquisition costs across different historical periods. The fluctuation was mainly because of the different user acquisition strategies it used in different periods. Since the acquisition cost of a new user differs substantially from the cost of getting new businesses from an existing user and the difficulty to separately track acquisition costs of new and existing users, the Company believes that the information on average user acquisition costs would not provide meaningful information to help investors understand the Company’s business.

In addition, user acquisition costs from different channels vary and the Company view such information as one of its key commercial secrets. The disclosure of average user acquisition costs may compromise the Company’s ability in future negotiation with channel providers, which could materially and adversely affect the Company’s financial condition and results of operations.

5.                                      Please provide us, and revise future filings to disclose, key operating metrics related to your investors including, but not limited to:

•                  the reinvestment rate of existing investors;

•                  the number of new investors that made an investment during each quarter in the most recent fiscal year and during the prior fiscal years; and

•                  the total number of investors that made an investment during each quarter in the most recent fiscal year and during the prior fiscal years.

In response to the Staff’s comment, the Company will add the following to the disclosure currently on page 55 of the 2016 Form 20-F in its future Form 20-F filings with necessary updates:

“As of December 31, 2016, 41.8% of our cumulative investors have made more than one investment on our platform.

The following table provides the number of investors and new investors who made at least one investment during each quarter presented:”

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Number of new investors	16,207	31,281	125,667	139,608	163,682	136,120	101,236	111,031
Total number of investors	25,124	44,000	144,107	177,501	212,318	206,706	177,499	194,505

6.                                      Please provide us, and revise future filings to disclose, key operating metrics related to your borrowers including, but not limited to:

•                  the re-borrowing rate of existing borrowers;

•                  the number of new borrowers that borrowed money during each quarter in the most recent fiscal year and during the prior fiscal years; and

•                  the total number of borrowers that borrowed money during each quarter in the most recent fiscal year and during the prior fiscal years.

In response to the Staff’s comment, the Company will expand the disclosure currently on page 54 of the 2016 Form 20-F as follows in its future Form 20-F filings with necessary updates:

“As of December 31, 2016, 2.3% of our cumulative borrowers have borrowed more than one loan on our platform.

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:”

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Number of new borrowers	27,536	34,487	36,307	47,549	49,772	67,756	90,772	104,160
Total number of borrowers	27,581	34,568	36,493	48,072	50,542	68,882	92,479	110,785

7.                                      We note disclosure related to concentrations of credit risk on page F-25 and your disclosure that referrals from CreditEase’s on-the-ground sales network account for a majority of your borrowers and loan volume. Please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to borrowers, investors or referring entities, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results or business. Refer to Item 303 of Regulation S-K for guidance.

The Staff’s comment is noted.  The Company disclosed in the 2016 Form 20-F information and known trends that were reasonably likely to have a material impact on its financial results or business.  For example, on page 93 of the 2016 Form 20-F, the Company disclosed the fee rate charged by CreditEase for the offline borrower acquisition services, and on page 23 of the 2016 Form 20-F, the Company discussed its reliance on CreditEase’s referral services.  If it comes to its knowledge in the future, the Company will make necessary updates in its future 20-F filings to discuss any other trends, demands, commitments, events and uncertainties that are reasonably likely to have a material impact on its financial results or business.

Transaction Fees, page 91

8.                                      Please provide us, and revise future filings to disclose, the average yield (i.e. revenue/average balance of loans) by channel for the periods presented.

The Company respectfully advises the Staff that as an online lending information intermediary service provider, the Company’s revenues come from fees charged for providing services, rather than interests generated by loan assets.  As disclosed on page 91 of the 2016 Form 20-F, a major portion of the transaction fees charged to borrowers are collected upfront. Thus, the Company believes that both of its revenues and cash position have little relevance to the balance of loans outstanding on its platform.

In addition, to understand the profitability of the Company’s business, investors may refer to the information already disclosed in the 2016 Form 20-F, such as the average transaction fee rate.

Service Fees, page 92

9.                                      Please tell us, and revise future filings to disclose, the approximate percentage of investors that use the automated investing tool and the percentage that use the self-directed investing tool.

In response to the Staff’s comment, the Company will expand the disclosure currently on page 92 of the 2016 Form 20-F as follows in its future Form 20-F filings with necessary updates:

“In 2016, more than 99% of investors made investments on our marketplace using the automated investing tool.”

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2015 and 2016, page F-3

10.                               We note that your consolidated balance sheets include RMB1.2 million of available-for-sale investments as of December 31, 2016. For this same period end, we note that total available-for-sale investments of the consolidated VIE companies, as disclosed on page F-14, was RMB498,000 and that there were no available-for-sale investments included in your Consolidated ABFE VIE disclosures on page F-16 or your Yirendai Ltd disclosures on page F-13. Please explain the difference and revise future filings as necessary.

The Company respectfully advises the Staff that as of December 31, 2016, RMB 1,158 million of available-for-sale investments on the consolidated balance sheet comprised of RMB 660 million available-for-sale investments held by Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (the Company’s wholly-owned subsidiary) and RMB 498 million available-for-sale investments held by Heng Cheng Technology Development (Beijing) Co., Ltd. (the Company’s consolidated VIE). The financial statement amounts and balances disclosed on page F-14 of the 2016 Form 20-F pertained to Consolidated VIE and thus only included the RMB 498 million held by Heng Cheng Technology Development (Beijing) Co., Ltd. As of December 31, 2016, there was no available-for-sale investment held by Consolidated ABFE.

Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2015 and 2016

Note 2. Summary of Significant Accounting Policies

Significant risks and uncertainties — Concentration of credit risk, page F-25

11.                               Please revise future filings to disclose if your cash deposits with financial institutions located in the PRC are covered by insurance.

The Company respectfully advises the Staff that the cash deposits with financial institutions located in the PRC are not fully covered by insurance. Pursuant to Regulations on Deposit Insurance issued by the State Council on February 17, 2015 (Decree No. 660th of the State Council), the loss amount covered by deposit insurance is limited to RMB 500,000 per customer.  The Company’s bank deposits are with largest state-owned commercial banks and national commercial banks with high credit quality. In response to the Staff’s comment, the Company proposes to include the following revised disclosures in its future Form 20-F filings (the additions are marked in underline text and deletions are marked in strikethrough text):

“Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, loans at fair value, amounts due from related parties, held-to maturity investments, and available-for-sale investments. As ~~of~~ at 31 December ~~31~~ 2016, substantially all of the Group’s cash and cash equivalents were deposited in ~~financial institutions located in the PRC.~~ one of the largest state-owned commercial banks and six other national commercial banks in the PRC with high credit quality. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of 500 thousands RMB at each bank. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.”

Note 5. Investments, page F-32

12.                               We note your disclosure that as of December 2016, the Company’s available-for-sale investments consisted of wealth management products that have flexible holding horizon and that the changes in fair value of these investments for the years ended December 31, 2015 and 2016 were nil. Please provide us, and revise future filings, to include the information required by ASC 320-10-50-1A through 3, by major security type.

The Company respectfully advises the Staff that the Company’s available-for-sale investments consisted of debt securities which can be redeemed on a T+1 basis or upon maturity. The debt securities normally have a prospective rate of return. The Company accrued the realized interest income based on prospective rate of return published by banks. Since (1) the Company believes that all the debt securities can be redeemed at the price equal to principal plus interest, (2) the expected rate of return of the debt securities approximates market interest rate, and (3) the investment principal approximates the fair value due to the short term nature, there was no change of unrealized gain or loss reported in other comprehensive income.

The Company believes that it has disclosed all material information as required by ASC 320-10-50-1A through 3. To enhance the exiting disclosure, the Company proposes to include the following table in its future Form 20-F filings:

	December 31, 2015			December 31, 2016
(Thousands of RMB)	Cost Basis	Unrealized Pretax Net Gains / (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains / (Losses)	Fair Value
Available-for-sale securities:
Debt securities	—	—	—	1,158,000	—	1,158,000
Total	—	—	—	1,158,000	—	1,158,000

Available-for-sale investments consist of investments in debt securities that normally pay a prospective rate of return. These investments’ maturity are due in one year or less.

Note 7. Accrued Expenses and Other Liabilities, page F-33

13.                               On page 107, you disclose that your accrued expenses and other liabilities include primarily funds payable to investors or borrowers. However, in the detail of accrued expenses and other liabilities in Note 7 on page F-33, other types of payables comprise most of the balance. Please quantify for us the amount of funds payable to investors or borrowers for the periods presented and tell us where the amounts are presented in your balance sheet. Please revise future filings accordingly.

The Company respectfully advises the Staff that as a result of the Company migrating to a new system in August 2015, whereby all investors or borrowers have their own separate bank accounts, the balance of funds payable to investors or borrowers was reduced to zero as of December 31, 2015 and 2016, respectively.

Prior to August 2015, all the funds received from the investors that need to be passed to the borrowers, and the repayments received from the borrowers that needs to be passed to the investors (collectively called “passing through amounts”)were deposited in master custody accounts managed by any one of the external payment networks under the Company’s name. Upon receipt of such passing through amounts, the Company recorded the amount as prepaid expenses and other assets with a corresponding entry to accrued expenses and other liabilities for the same amount. The outstanding balances at period end represented the funds payable to investors or borrowers that have not been settled mainly due to a settlement time lag with such external payment networks.

In August 2015, as referred to above, the Company fully migrated into a new system whereby China Guangfa Bank not only maintains an account for the Company but also maintains separate in trust for, or ITF, accounts for each individual borrowers and investors. With this arrangement, all the passing through amounts can be directly deposited into the respective ITF accounts of the borrowers and investors.  Thus the balance of funds payable to investors or borrowers was reduced to zero. As of December 31, 2016 and 2015, the balance of funds receivable from external payment network providers mainly included accumulated amounts of transaction fee, service fee received but not yet transferred to the Company’s bank account. Please refer to following table for details.

	As of December 31,
	2014	2015	2016
	(in RMB thousands)
Funds receivable from external payment network providers	189,754	197,904	306,758
Funds payable to investors or borrowers	165,146	—	—

As of December 31, 2015 and 2016, the balance of accrued expenses and other liabilities consisted of accrued payroll and welfare, tax payable, accrued IPO related expense, accrued customer incentives and Yiren coins and accrued advertisement expense.

In response to the Staff’s comment, the Company proposes to revise the disclosure currently on page 107 of the 2016 Form 20-F in its future Form 20-F filings (the additions are marked in underline text and deletions are marked in strikethrough text):

“Our prepaid expenses and other assets include primarily funds receivable from external payment networks, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, accrued IPO related expense, accrued customer incentives and Yiren coins, and accrued advertisement expense ~~funds payable to investors or borrowers. The funds receivable from external payment networks and funds payable are a result of our use of master custody accounts with various external payment networks~~. ~~Borrower and investor funds are deposited into master custody accounts managed by any one of the external payment networks we utilize. We use these accounts to collect and transfer loan funds to borrowers and to collect and repay loan principal and interest to investors. We also use such accounts to collect the transaction fees and service fees we charge, and to repay and collect default loan principal and interest. Funds receivable from such external payment networks include funds received from investors but not yet transferred to borrowers, repayments of principal and interest received from borrowers but not yet transferred to investors, and transaction fees and service fees received but not yet transferred to us, by the external payment networks due to a settlement time lag. Similarly, we also have funds payable to investors or borrowers due to a settlement time lag with such external payment networks~~. Prior to August 2015, our accrued expenses and other liabilities include primarily funds payable to investors or borrowers. In August 2015, we fully migrated to a new system whereby China Guangfa Bank not only maintains an account for us but also maintains separate in trust for, or ITF, accounts for borrowers and investors. With this arrangement, ~~we may have less funds receivable from external payment networks and~~ the balance of the funds payable to investors or borrowers on our balance sheet was reduced to zero as of December 31, 2015.”

Note 15 — Commitments and contingencies, Contingencies, page F-42

14.                               Specifically related to your disclosure on page 37 that you have not made adequate employee benefit payments and may be required to make up the contributions as well as to pay late fees and fines and in general related to class action lawsuits any other potential regulatory or other significant loss contingencies, in accordance with ASC 450-20-50, please revise future filings to disclose:

•                  the amount or range of reasonably possible losses in addition to amounts accrued, or

•                  that reasonably possible losses cannot be estimated, or

•                  that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

The Company respectfully advises the Staff that the maximum exposure of employee benefit payments including potential late fees or fines was not material to the consolidated financial statements as of December 31, 2016.

For class action lawsuits, as of December 31, 2016, the ultimate loss amount cannot be reasonably estimated. In addition, the Company believes that the case is without merit, and the likelihood of a material loss is remote. As of December 31, 2016, no loss with respect to this contingency was accrued.

In response to Staff’s comments the Company will add disclosure regarding the in-adequate employee benefit payments, and further clarify the disclosures related to the class action lawsuits on page F-42 in its future 20-F filings as follows (the additions are marked in underline text and deletions are marked in strikethrough text):

“Contingencies

In August, 2016, the Company and certain of the Company’s officers were named as defendants in two putative shareholder class action lawsuits filed in the United States District Court for the Central District of California. The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between May 11, 2016 and August 24, 2016—alleges that the Company’s public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to the Company’s experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud regulations could have on the Company’s business. On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, the Company filed a motion to dismiss the first amended complaint. As of this stage, ~~it is not possible to predict~~, ~~with a reasonable of certainty~~, the ultimate loss amount cannot be reasonably estimated.~~outcome. However,~~ In addition, the Company believes the case is without merit, and the likelihood of a material ~~outcome~~ loss is remote. As of December 31, 2016, no losses with respect to this contingency were accrued.

The Group has not made adequate contributions to employee benefit plans as required by applicable PRC laws and regulations but the amount, including potential late fees or fines, was immaterial as of December 31, 2016. No liability has been accrued for such matters.”

*                                         *                                         *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863, or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP at +86 10 8520-7142.

Very truly yours,

/s/ Yu Cong
Yu Cong
Chief Financial Officer

cc:        Ning Tang, Executive Chairman, Yirendai Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

EXHIBIT INDEX

Page
Exhibit I	Discussion of Certain Balance Sheet Items	Exhibit I-1

EXHIBIT I

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2015 and 2016. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	846,120	968,225	139,453
Restricted cash	483,965	1,218,286	175,470
Prepaid expenses and other assets	246,723	466,763	67,228
Loans at fair value	221,268	371,033	53,440
Available-for-sale investments	—	1,158,000	166,787
Deferred tax assets	175,862	436,402	62,855
Total assets	2,190,003	4,783,388	688,952
Liabilities:
Liabilities from quality assurance program	546,332	1,471,000	211,868
Payable to investors at fair value	252,907	418,686	60,303
Accrued expenses and other liabilities	288,171	564,165	81,257
Total liabilities	1,213,061	2,643,469	380,739
Total equity	976,942	2,139,919	308,213
Total liabilities and equity	2,190,003	4,783,388	688,952

Cash and Cash Equivalents

Our cash and cash equivalents increased by 14.4% from RMB846.1 million as of December 31, 2015 to RMB968.2 million (US$139.5 million) as of December 31, 2016, primarily due to strong cash inflow from operating activities.

Restricted Cash

Restricted cash included (i) cash in quality assurance program which is managed by us through a restricted bank account, and (ii) cash held by the Consolidated ABFE through a segregated bank account which is not available to fund our general liquidity needs.  The following table sets forth a breakdown of our restricted cash as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance program	453,230	1,114,805	160,566
Consolidated ABFE	30,735	103,481	14,904
Total restricted cash	483,965	1,218,286	175,470

Restricted cash increased by 151.7% from RMB484.0 million as of December 31, 2015 to RMB1,218.3  million (US$175.5 million) as of December 31, 2016, primarily due to a substantial increase in cash in quality assurance program from RMB453.2 million as of December 31, 2015 to RMB1,114.8 million (US$160.6 million) resulting from the significant increase in the volume of loans facilitated through our marketplace.

Exhibit I-1

Prepaid Expenses and Other Assets

Prepaid expenses and other assets included (i) funds receivable from external payment network providers, (ii) prepaid VAT and surcharge tax, (iii) tax refund receivable, (iv) prepaid expense, and (v) others.  The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	197,904	306,758	44,183
Prepaid VAT and surcharge tax	27,536	86,767	12,497
Tax refund receivable	—	47,338	6,818
Prepaid expense	14,354	10,540	1,518
Others	6,929	15,360	2,212
Total prepaid expenses and other assets	246,723	466,763	67,228

Prepaid expenses and other assets increased by 89.2% from RMB246.7 million as of December 31, 2015 to RMB466.8  million (US$67.2 million) as of December 31, 2016, primarily due to an increase in funds receivable from external payment network providers from RMB197.9 million as of December 31, 2015 to RMB306.8 million (US$44.2 million). Funds receivable from external payment network providers mainly represent accumulated amounts of transaction fees and service fees. To a lesser extent, the increase in prepaid expenses and other assets was attributable to an increase in prepaid VAT and surcharge tax, which resulted from the increase in liabilities from quality assurance program and deferred revenue associated with post-origination services.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which increased by 67.7% from RMB221.3 million as of December 31, 2015 to RMB371.0 million (US$53.4 million) as of December 31, 2016.

Available-for-sale Investments

Available-for-sale Investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity.

Deferred Tax Assets

Deferred tax assets increased by 148.1% from RMB175.9 million as of December 31, 2015 to RMB436.4 million (US$62.9 million) as of December 31, 2016, primarily due to the increase in liabilities from quality assurance program.

Liabilities from Quality Assurance Program

Liabilities from quality assurance program increased by 169.3% from RMB546.3 million as of December 31, 2015 to RMB1,471.0 million (US$211.9 million) as of December 31, 2016, primarily due to the significant increase in the volume of loans facilitated through our marketplace.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which increased by 65.6% from RMB252.9 million as of December 31, 2015 to RMB418.7 million (US$60.3 million) as of December 31, 2016.

Exhibit I-2

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities included (i) accrued payroll and welfare, (ii) tax payable, (iii) accrued IPO related expense, (iv) accrued customer incentives and Yiren coins, (v) accrued advertisement expense, (vi) other accrued expenses. The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	18,589	35,470	5,109
Tax payable	190,393	406,698	58,577
Accrued IPO related expense	22,087	—	—
Accrued customer incentives and Yiren coins	35,633	54,731	7,883
Accrued advertisement expense	12,677	55,463	7,988
Others	8,792	11,803	1,700
Total accrued expenses and other liabilities	288,171	564,165	81,257

Accrued expenses and other liabilities increased by 95.8% from RMB288.2 million as of December 31, 2015 to RMB564.2  million (US$81.3 million) as of December 31, 2016, primarily due to the increase of RMB216.3 million (US$31.2 million) in tax payable as a result of the increase in our net income and accumulated effect of deferred tax assets.

Exhibit I-3